Exhibit 99.1

Actions Semiconductor Responds to an Open Letter

ZHUHAI, China, May 8, 2015 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today published a press announcement responding to certain issues raised in an open letter sent to its chairman and board of directors.

Dear Shareholders,

As we look forward to our upcoming Annual General Meeting on May 12, we wish to respond briefly to a letter received recently by our board of directors from a shareholder of the Company. Because this shareholder chose to issue his letter publicly, we believe it is appropriate for all of our shareholders to see the Company's response. Accordingly, we are furnishing this response on Form 6-K with the SEC and have made it available on our website.

Those who have read the previous letters published by this shareholder will recognize recurring themes and demands, to which we have previously responded. Nevertheless, we wish to make the following observations in response to the latest correspondence.

UMC, REALTEK, AND GMI

The shareholder indicates his belief that the Company’s business relationships with three entities – UMC, Realtek, and GMI – are inappropriate. Contrary to the shareholder’s unsupported innuendo, the Company’s business dealings with these entities are appropriate and beneficial to the Company. UMC is our long term wafer manufacturer whose technology platform has long been adopted by our design team. Realtek is our research and development partner under the same platform. GMI is a leading distributor in Asia through which we have established a strong sales channel. Each of these entities is publicly listed, well-known and well-regarded in their respective space.

The shareholder also suggests that these three entities have either a direct or indirect connection with our directors, which the shareholder implies is automatically inappropriate, notwithstanding, for example, our director left UMC more than a decade ago. The shareholder also conveniently disregarded the fact that the connection between our directors and these entities has previously been disclosed and considered by our board. Furthermore, as publicly listed companies, UMC, Realtek and GMI also reviewed the connection pursuant to their own internal control policies before approving the transactions. Our connection is not hidden. It is part of doing business in a related industry and does not invalidate the benefits to our Company.

In addition, the shareholder’s suggestion that any of these entities depends upon business from our Company for their financial livelihood is without any factual basis. For example, the reported revenues of UMC, Realtek and GMI in 2014 were in excess of $4 billion, $1 billion and $600 million, respectively. By contrast, our revenue in 2014 was approximately of $50 million. The notion that these companies are dependent upon our business relationship simply lacks foundation.

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Even more fundamental, the shareholder’s rhetorical question about why our Company engages in business with these entities, during a time period when our Company experienced negative returns, does not make business sense. The shareholder implies that if our Company is experiencing negative returns, then our Company must immediately discontinue doing business with our wafer manufacturer (UMC), our research and development partner (Realtek), and our distributor (GMI). Under this logic, every company experiencing a period of negative returns must halt business dealings with all other parties in its supply and production chain, because the shareholder implies that it is irresponsible for these other entities to derive revenue from continued business with the company under such a scenario. Such a position defies the realities of operating and growing a business.

PRIOR DISCLOSED INVESTMENT ACTIVITY

The shareholder also suggests that other prior disclosed investment activity by our Company was somehow inappropriate. Here again, the shareholder’s innuendo is without support. We wish to note that each of the investments cited by the shareholder has previously been publicly disclosed by the Company. These investments certainly were not conducted in secret.

From time to time, our Company must make strategic investments to develop our next generation of products, diversify our product portfolio, support our downstream customers, or generate a potential financial return for our Company. The rationale for making each of these investments was properly considered. Each investment has been publicly disclosed and we have adhered to a conservative accounting treatment for any potential impairment on these investments. Whether these investments have yet to yield positive returns does not render them inappropriate.

SHAREHOLDER’S SELF-NOMINATION

Finally, the shareholder again asserts that he and his colleague should replace two of the directors on the Company’s board. The shareholder even goes so far as to imply, again, that the Company promised to add him and his designee to the board. To be clear: at no time did the Company promise to add the shareholder or his designee to the board simply upon demand. To suggest otherwise is disingenuous.

Rather, the Company made a good faith commitment to facilitate the shareholder with respect to considering the shareholder’s credentials and experience for service on the board, as compared to the credentials and experience of other candidates. The Nomination Committee of the board interviewed and carefully evaluated the qualifications of the shareholder and his designee together with those of other candidates, and determined that the qualifications of other candidates are superior. Among other things, the shareholder is a professional investor, and the shareholder and his designee have limited direct operational experience with respect to our line of business.

Throughout the entire process, the Company has treated the shareholder with respect and appreciated the shareholder’s engagement and interest in the Company’s success, an interest which we share. However, regrettably it seems increasingly apparent that the shareholder’s present objective is to continually attack the Company unless and until the shareholder is able to dictate for himself how the Company shall be run.

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We have always stated that we welcome dialog with our shareholders and will consider any reasonable, good faith proposals for the Company, whether they are business opportunities, mergers, joint ventures or transactions involving changes in our capital structure. That said, we continue to stand by the proposition that companies that can develop products and serve their markets and customers over the long term are better positioned and substantially more valuable than companies that do not.

We thank all our shareholders for their trust and support. We want to assure you that we continue to act in the interest of maximizing the long-term value of your Company. We believe the Company’s markets to be strong and growing, our strategy to be coherent and appropriate, and our prospects for increasing shareholder value to be excellent.

Sincerely,

Mr. Hsiang-Wei Lee

Chairman of the Board

Actions Semiconductor Co., Ltd.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the Company’s belief that its markets are strong and growing and the Company’s ability to increase shareholder value in the future. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

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Investor Contacts:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

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